UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 2019

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :☐

New Senior Management Members

We, BEST Inc. (NYSE: BEST), hereby announce that the following personnel have become members of our senior management:

Mr. Feng Dong

Mr. Feng Dong currently serves as general manager of our financial service line. Prior to joining us in 2015, Mr. Dong had held various positions at the Hangzhou branch of China Guangfa Bank, including product supervisor at the Global Transaction Services (GTS) department. Mr. Dong graduated from Southwestern University of Finance and Economics in China, majoring in finance.

Ms. Xiaojie Pan

Ms. Xiaojie Pan currently serves as our financial controller and director of finance and acts as the principal accounting officer of our company. Prior to joining us in 2017, Ms. Pan had worked at several companies in financial reporting and auditing, including State Street Corp Zhejiang and KPMG China. Ms. Pan received a bachelor’s degree in information management and information system from South China University of Technology, and a master’s degree in management science and engineering from Zhejiang University.

Mr. Xingjun Yuan

Mr. Xingjun Yuan currently serves as the vice president and general manager of our UCargo service line. Before that, between 2011 and 2018, Mr. Yuan had held various positions with our company as warehouse manager and transportation director of our supply chain management service line. Prior to joining us, Mr. Yuan had served as a logistics manager at UTStarcom China. Mr. Yuan received a bachelor’s degree in electronic information and technology from Hangzhou Dianzi University and a master’s degree in international trade and finance from Leeds Metropolitan University (now known as Leeds Beckett University).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

	By:	/s/ Shao-Ning Johnny Chou
Name: Shao-Ning Johnny Chou
Title: Chairman and Chief Executive Officer

Date: August 9, 2019